2-5-09

09004131

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

Received SEC
FEB 05 2009
Washington, DC 20549

February 5, 2009

John A. Berry
Divisional Vice President,
Securities and Benefits
Domestic Legal Operations
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6011

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-5-09

Re: Abbott Laboratories

Dear Mr. Berry:

This is in regard to your letter dated February 5, 2009 concerning the shareholder proposal submitted by the United Association S&P 500 Index Fund for inclusion in Abbott's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Abbott therefore withdraws its December 23, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

PROCESSED
MAR 2 2009
THOMSON REUTERS

Gregory S. Belliston
Special Counsel

cc: Craig Rosenberg
ProxyVote Plus, LLC
1200 Shermer Road, Suite 216
Northbrook, IL 60062-4552

ABBOTT LABORATORIES
100 Abbott Park Road
Abbott Park, IL 60064-6011

February 5, 2009

Via Email
shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories – Shareholder Proposal Submitted by ProxyVote Plus, LLC as representative of the United Association S&P 500 Index Fund

Ladies and Gentlemen:

On December 23, 2008, Abbott Laboratories submitted a request for a no-action letter to the Division of Corporation Finance requesting that the Staff concur with our view that, for the reasons stated in the request, the stockholder proposal (the "Proposal") submitted by ProxyVote Plus, LLC as representative of the United Association S&P 500 Index Fund (the "Proponent") may properly be omitted from the proxy materials for Abbott's 2009 annual meeting of shareholders.

On February 5, 2009, Abbott received a letter from Craig Rosenberg of ProxyVote Plus, LLC as representative of the Proponent. The letter informed Abbott that the Proponent was withdrawing the Proposal. A copy of the withdrawal letter is enclosed as Exhibit A.

Based on the withdrawal of the Proposal by the Proponent, Abbott is hereby withdrawing the request for a no-action letter. A copy of this letter is being provided to the Proponent.

If the Staff has any questions or comments with respect to the foregoing, please contact me at 847.938.3591 or Steven L. Scrogham at 847.938.6166. We may also be reached by facsimile at 847.938.9492. The Proponent may be reached by contacting Craig Rosenberg at 847.205.0293.

Thank you for your attention to this matter.

Very truly yours,

John A. Berry

John A. Berry
Divisional Vice President,
Securities and Benefits
Domestic Legal Operations

Enclosure

cc: Sean O'Ryan
United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada
901 Massachusetts Avenue, N.W.
Washington, D.C. 20001

Craig Rosenberg
ProxyVote Plus, LLC
1200 Shermer Road, Suite 216
Northbrook, IL 60062-4552

Exhibit A

Withdrawal Notification

Exhibit A

ProxyVote **Plus**, LLC

February 5, 2009

VIA FACSIMILE: 847-937-3966

Ms. Laura J. Schumacher
Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

Re: Shareholder Proposal

Dear Ms. Schumacher:

On behalf of the United Association S&P 500 Index Fund, I hereby withdraw the shareholder proposal submitted to Abbott Laboratories on November 14, 2008. I am withdrawing the proposal based on the enhanced disclosure that the company plans to include in its 2009 proxy statement regarding its relationship with its compensation consultant. We appreciate your responsiveness and are pleased to withdraw the proposal.

Sincerely,

Craig Rosenberg /CB

Craig Rosenberg

cc: Mr. Steven L. Scrogham, Counsel, Abbott Laboratories
U.S. Securities and Exchange Commission, Division of Corporation Finance
Mr. Sean O'Ryan, United Association

1200 Shermer Road, Suite 216
Northbrook, IL 60062-4552
PH: 847.205.0275
FX: 847.205.0293
www.proxyvoteplus.com

January 21, 2009

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-1090

Re: Abbott Laboratories' No-action Request Regarding the Shareholder Proposal Submitted by the United Association S&P 500 Index Fund

Dear Sir or Madam:

ProxyVote Plus on behalf of the United Association S&P 500 Index Fund (the "Fund") hereby submits this letter in reply to Abbott Laboratories' ("Abbott" or "Company") Request for No-Action Advice to the Security and Exchange Commission's Division of Corporation Finance ("Staff") concerning the Fund's shareholder proposal ("Proposal") and supporting statement submitted to the Company for inclusion in its 2009 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

I. The Company Has Failed to Satisfy Its Burden of Persuasion that Implementation of the Proposal Would Cause Abbott to Violate State Law and Thus Abbott Lacks the Ability to Implement the Proposal.

The Company argues that the Proposal may be excluded under Rules 14a-8(i)(2) and 14a-8(i)(6) because the Proposal requests disclosure of the annual fees and the services provided by its compensation consultant, Hewitt Associates ("Hewitt") which would require Abbott to breach its contractual obligations, thereby causing it to violate state law. The Company notes that Abbott and Hewitt have entered into a consulting agreement that contains provisions barring disclosure of "confidential information" such as the description of "services and deliverables" provided by Hewitt and the "fees and payment schedules" agreed upon by the parties.

We note at the outset that the Company argues that it has substantially implemented the Proposal because it makes disclosures required under Item 407(e)(3)(iii) of Regulation S-K concerning "the nature and scope of the compensation consultant's assignment, as well as the 'material elements of the instructions or directions given to the consultants." Therefore, such information is already in the public domain and therefore not "confidential information" pursuant to section 8.d. of the Consulting Agreement appended to the Company's no-action request as Exhibit C.

The Proposal states that the requested report should "omit proprietary information." To the extent that it concludes that the total fees it pays Hewitt represent confidential information, then the Board is explicitly authorized to omit such disclosure as "proprietary information" in the event that this precatory proposal passes and the Board chooses to implement it.

II. The Proposal Is Neither False Nor Misleading and the Company Should Not Be Granted Permission to Exclude It Under Rule 14a-8(i)(3).

The sole basis for the Company's argument under Rule 14a-8(i)(3) is the following sentence included in the Supporting Statement, which reads as follows:

> The Corporate Library states that the CEO received total actual compensation of over $50 million in 2007 and identifies his compensation as a 'Very High Concern."

This statement is an accurate reflection of information reported by The Corporate Library, a fact which the Company does not deny. As the Staff noted in Legal Bulletin No. 14B:

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> > the company objects to factual assertions because they are not supported;
> >
> > the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> >
> > the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or,
> >
> > the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

Thus, the remedy for the Company is to address its objections to this point in its statement of opposition. We note also that if the Staff does not agree with our contention, the alternative relief, as the Company observes, would be to direct that this sentence be omitted from the Supporting Statement, not omit the entire Proposal.

III. The Company Has Not Substantially Implemented the Proposal and Should Not Be Permitted to Exclude it Pursuant to Rule 14a-8(i)(10)

The Company argues that it has substantially implemented the Proposal because it has disclosed the information required under Item 407(e)(3)(iii) of Regulation S-K in its Compensation Discussion and Analysis. Specifically, it states that it has disclosed the nature and scope of the compensation consultant's assignment, the material elements of the instructions given to the compensation consultant, and the material role played by the compensation consultant in the Company's compensation-setting practice and decisions. The Company cites the paragraph from its Compensation Discussion and Analysis that discloses the nature and scope of the compensation-related services that the compensation consultant performs for the Compensation Committee, as required under Regulation S-K. It then goes on to list additional disclosures regarding details of the compensation-related services that the compensation consultant performs for the Compensation Committee. A review of each of these examples demonstrates that the Company has failed to satisfy its burden of persuasion and its request for no-action relief should be denied.

The company does provide adequate disclosure regarding the nature and scope of the compensation-related services that the compensation consultant performs for the Compensation Committee. However, the Proposal does not request any information on this topic, because this information is already required under Regulation S-K. The Proposal requests that the Company disclose information about the *non-compensation*-related services that the compensation consultant provides to the Company, including the nature of those services, any policies and/or procedures that the Company has in place regarding those services, and fees paid both for compensation-related and non-compensation related services. In addition, the Proposal requests that the Company disclose any services which the Company has provided to senior executives of the Company or any organizations the senior executives are affiliated with. Clearly the Company's disclosure of the nature of the *compensation*-related services provided by the compensation consultant to the Compensation Committee does not substantially implement any aspect of the Proposal. In addition, the company has not disclosed fees paid for either compensation-related or non-compensation-related services. The Company fails to meet its burden of persuasion under Rule 14a-8(i)(10) and its request should be denied.

IV. Conclusion

For the foregoing reasons, the Proponent respectfully submits that the Company has failed to satisfy its burden of persuasion and should be denied its request to be allowed to exclude the Proposal.

Sincerely,

Craig Rosenberg

Cc: John A. Berry, Esq.

John A. Berry
Divisional Vice President &
Associate General Counsel
Securities and Benefits

Abbott Laboratories
Dept. 032L, Bldg. AP6A-2
100 Abbott Park Road
Abbott Park, IL 60064-6011

Tel: (847) 938-3591
Fax: (847) 938-9492
E-mail: john.berry@abbott.com

December 23, 2008

Via Email
shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories – Shareholder Proposal Submitted by ProxyVote Plus as Representative of the United Association S&P 500 Index Fund

Ladies and Gentlemen:

On behalf of Abbott Laboratories and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend an enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by ProxyVote Plus, as representative of the United Association S&P 500 Index Fund (the "Proponent"), from the proxy materials for Abbott's 2009 annual shareholders' meeting, which we expect to file in definitive form with the Commission on or about March 18, 2009.

We received a notice from the Proponent on November 14, 2008, submitting the proposal for consideration at our 2009 annual shareholders' meeting. The proposal, a copy of which, together with the preamble and supporting statement, is attached as Exhibit A (the "Proposal"), reads as follows:

> **RESOLVED, that the shareholders of Abbott Laboratories ("Company") request that the Board of Directors submit a report to shareholders containing the following information related to any compensation consultant(s) that has provided advice on the compensation of the Company's senior executives within the past five years, or is engaged to provide such advice in the future:**
>
> 1. **A list of any non-compensation-related services provided to the Company or any subsidiary of the Company by the consultant, and the nature of those services;**

2. **Whether the Company has in place any policies and/or procedures regarding non-compensation-related services provided by the consultant, and a detailed description of those policies and/or procedures;**

3. **Any services which the consultant has provided to senior executives of the Company or to any organizations that the Company's senior executives are affiliated with, and the nature of those services;**

4. **The total fees paid annually by the Company to the consultant for compensation-related services and non-compensation-related services.**

The report should be prepared at reasonable cost, omit proprietary information, and be distributed in the manner deemed most efficient by the Company.

Copies of correspondence between the Company and the Proponents relating to the Proposal are attached as Exhibit B.

Pursuant to Rule 14a-8(j), I have enclosed the Proposal and this letter, which sets forth the grounds upon which we deem omission of the Proposal to be proper. To the extent required by Rule 14a-8(j)(iii), this letter shall serve as an opinion of counsel. I am licensed to practice in the State of Illinois. A copy of this letter is also being sent to the Proponent as notice of our intention to omit the Proposal from our 2009 proxy materials.

We believe that the Proposal may be properly omitted from Abbott's 2009 proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. The Proposal may be excluded under Rules 14a-8(i)(2) and 14a-8(i)(6) because implementation of the Proposal would cause Abbott to violate Illinois law and, consequently, Abbott lacks the authority to implement the Proposal.

The Proposal in question requests that Abbott's Board report on certain information related to our compensation consultant, including the services provided by the consultant and the total annual fees paid by Abbott for services provided. Rule 14a-8(i)(2) permits a company to exclude a proposal if the proposal would cause the company to violate state law. Proposals may also be excluded under Rule 14a-8(i)(6) if, upon approval, "the company would lack the power or authority to implement the proposal." As disclosed in the proxy materials for Abbott's 2008 annual shareholders' meeting, Abbott has engaged Hewitt Associates LLC as its compensation consultant. Hewitt Associates has been Abbott's sole compensation consultant for the past five years and continues to serve in that role. Abbott and Hewitt Associates executed a consulting agreement which became effective in June 2003, and which has been amended from time to time, that governs their business relationship. Under the consulting agreement, each party is prohibited from disclosing confidential information to a third party. "Confidential information" is defined to include the description of "services and deliverables" provided by Hewitt Associates, as well as "fees and payment schedules" agreed upon by the parties. The relevant excerpts of the consulting agreement are attached as Exhibit C.

The consulting agreement provides that it shall be governed by the laws of the State of Illinois. Under Illinois law, the elements of a claim for a breach of contract are (1) the existence of a contract, (2) performance of all conditions to be performed by the claimant, (3) a breach by the other party and (4) damages to the claimant as a consequence thereof. *Shubert v. Federal Express Corp.*, 715 N.E.2d 659, 661-62 (Ill. App. 1999). Applying these elements to the Proposal, we believe that Hewitt Associates would be able to assert a breach of contract claim if Abbott disclosed the services provided and the fees charged under the consulting agreement. Hewitt Associates has expressly confirmed that it would be able to assert a breach of contract claim in the event of such a disclosure.

Illinois law recognizes that protection of confidential information is a legitimate interest that may be protected by contract. *See RTC Industries, Inc. v. Haddon*, 2007 U.S. Dist. LEXIS 67008, 14 (7th Cir. 2007) (applying Illinois law and finding that a confidentiality agreement was enforceable). Confidentiality provisions are upheld as enforceable under Illinois law when such agreements are supported by adequate consideration (*see PepsiCo, Inc.* v. *Redmond* et al., 54 F.3d 1262, 1271-72 (7th Cir. 1995) (applying Illinois law and affirming the district court's preliminary injunction order preventing a breach of a confidentiality agreement)), and where the terms of the confidentiality provision are reasonable (*see Coady v. Harpo, Inc.*, 719 N.E.2d 244, 250 (Ill. App. 1999) (finding that an employer's confidentiality obligations were reasonable and enforceable against a former employee despite a lack of durational and geographic limitations, recognizing that such provisions "have a social utility in that they protect an employer from the unwarranted erosion of confidential information")).

The confidentiality provision in Abbott's consulting agreement with Hewitt Associates is supported by consideration and its terms are reasonably designed to protect information that both parties have agreed needs to be treated as confidential to protect legitimate business interests. Therefore, it is my opinion that the confidentiality provision is enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other laws affecting the enforceability of creditors' rights generally and to court decisions with respect thereto and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

If passed by the shareholders, the Proposal would request that the Board have Abbott disclose confidential information (*i.e.*, the annual fees and the services provided) in breach of the its contractual obligations under its consulting agreement, which it negotiated on an arms-length basis with Hewitt Associates more than five years prior to receipt of the Proposal. As noted above, Hewitt Associates has confirmed that it would be able to assert a breach of contract claim if Abbott disclosed the fees charged and the services provided under the consulting agreement. Abbott does not have the right to compel Hewitt Associates to consent to the disclosure of such confidential information. Therefore, implementation of the Proposal would require Abbott to breach the consulting agreement and thereby violate Illinois law.

The Staff has previously permitted the exclusion of a shareholder proposal requesting information about compensation consultants that, if implemented, would have required a company to violate contractual confidentiality obligations under Rules 14a-8(i)(2) and 14a-8(i)(6). *See Bank of America Corporation* (March 3, 2008 and February 25, 2008). The contractual obligations subject to breach upon passage of the proposal in *Bank of America* are substantially similar to the confidentiality provisions in Abbott's consulting agreement with Hewitt Associates. In addition, the Staff has consistently permitted exclusion of shareholder proposals in the context of compensation agreements when the requested action would require a company to breach existing contractual obligations. *See General Electric Company* (January 9, 2008), *Occidental Petroleum Corporation* (February 16, 2006), *Hudson United Bancorp* (March 2, 2005), *Cendant Corporation* (January 16, 2004), *The Gillette Company* (March 10, 2003), *Abbott Laboratories* (February 18, 2003), *Startech Environmental Corporation* (December 26, 2002), *The Goldfield Corporation* (March 28, 2001), *NetCurrents, Inc.* (June 1, 2001) and *Sensar Corporation* (May 14, 2001). While the Staff did grant the proponents leave to amend proposals in *General Electric, Occidental Petroleum, Cendant, Gillette, Abbott, Startech* and *Goldfield Corp.* to make the proposals applicable to only contracts entered into in the future, *Hudson, NetCurrents* and *Sensar* support the position that the Staff will not permit an amendment to cure a breach of contract defect in a shareholder proposal if an additional limitation to future contracts is not feasible in light of the subject matter of the proposal. Such an amendment would not be practical with respect to the Proposal that Abbott recei executed a consulting agreement which became effective in June 2003, and which has been amended from time to time, that governs their business relationship. Under the consulting agreement, each party is prohibited from disclosing confidential information to a third party. "Confidential information" is defined to include the description of "services and deliverables" provided by Hewitt Associates, as well as "fees and payment schedules" agreed upon by the parties. The relevant excerpts of the consulting agreement are attached as Exhibit C.

The consulting agreement provides that it shall be governed by the laws of the State of Illinois. Under Illinois law, the elements of a claim for a breach of contract are (1) the existence of a contract, (2) performance of all conditions to be performed by the claimant, (3) a breach by the other party and (4) damages to the claimant as a consequence thereof. *Shubert v. Federal Express Corp.*, 715 N.E.2d 659, 661-62 (Ill. App. 1999). Applying these elements to the Proposal, we believe that Hewitt Associates would be able to assert a breach of contract claim if Abbott disclosed the services provided and the fees charged under the consulting agreement. Hewitt Associates has expressly confirmed that it would be able to assert a breach of contract claim in the event of such a disclosure.

Illinois law recognizes that protection of confidential information is a legitimate interest that may be protected by contract. *See RTC Industries, Inc. v. Haddon*, 2007 U.S. Dist. LEXIS 67008, 14 (7th Cir. 2007) (applying Illinois law and finding that a confidentiality agreement was enforceable). Confidentiality provisions are upheld as enforceable under Illinois law when such agreements are supported by adequate consideration (*see PepsiCo, Inc.* v. *Redmond* et al., 54 F.3d 1262, 1271-72 (7th Cir. 1995) (applying Illinois law and affirming the district court's preliminary injunction order preventing a breach of a confidentiality agreement)), and where the terms of the confidentiality provision are reasonable (*see Coady v. Harpo, Inc.*, 719 N.E.2d 244, 250 (Ill. App. 1999) (finding that an employer's confidentiality obligations were reasonable and enforceable against a former employee despite a lack of durational and geographic limitations, recognizing that such provisions "have a social utility in that they protect an employer from the unwarranted erosion of confidential information")).

The confidentiality provision in Abbott's consulting agreement with Hewitt Associates is supported by consideration and its terms are reasonably designed to protect information that both parties have agreed needs to be treated as confidential to protect legitimate business interests. Therefore, it is my opinion that the confidentiality provision is enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other laws affecting the enforceability of creditors' rights generally and to court decisions with respect thereto and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

If passed by the shareholders, the Proposal would request that the Board have Abbott disclose confidential information (*i.e.*, the annual fees and the services provided) in breach of the its contractual obligations under its consulting agreement, which it negotiated on an arms-length basis with Hewitt Associates more than five years prior to receipt of the Proposal. As noted above, Hewitt Associates has confirmed that it would be able to assert a breach of contract claim if Abbott disclosed the fees charged and the services provided under the consulting agreement. Abbott does not have the right to compel Hewitt Associates to consent to the disclosure of such confidential information. Therefore, implementation of the Proposal would require Abbott to breach the consulting agreement and thereby violate Illinois law.

The Staff has previously permitted the exclusion of a shareholder proposal requesting information about compensation consultants that, if implemented, would have required a company to violate contractual confidentiality obligations under Rules 14a-8(i)(2) and 14a-8(i)(6). *See Bank of America Corporation* (March 3, 2008 and February 25, 2008). The contractual obligations subject to breach upon passage of the proposal in *Bank of America* are substantially similar to the confidentiality provisions in Abbott's consulting agreement with Hewitt Associates. In addition, the Staff has consistently permitted exclusion of shareholder proposals in the context of compensation agreements when the requested action would require a company to breach existing contractual obligations. *See General Electric Company* (January 9, 2008), *Occidental Petroleum Corporation* (February 16, 2006), *Hudson United Bancorp* (March 2, 2005), *Cendant Corporation* (January 16, 2004), *The Gillette Company* (March 10, 2003), *Abbott Laboratories* (February 18, 2003), *Startech Environmental Corporation* (December 26, 2002), *The Goldfield Corporation* (March 28, 2001), *NetCurrents, Inc.* (June 1, 2001) and *Sensar Corporation* (May 14, 2001). While the Staff did grant the proponents leave to amend proposals in *General Electric, Occidental Petroleum, Cendant, Gillette, Abbott, Startech* and *Goldfield Corp.* to make the proposals applicable to only contracts entered into in the future, *Hudson, NetCurrents* and *Sensar* support the position that the Staff will not permit an amendment to cure a breach of contract defect in a shareholder proposal if an additional limitation to future contracts is not feasible in light of the subject matter of the proposal. Such an amendment would not be practical with respect to the Proposal that Abbott received because Abbott's consulting agreement with Hewitt Associates does not expire until 2010, with an automatic renewal period thereafter, making it unnecessary for Abbott to consider negotiating a replacement contract in the near future.

Based on the above analysis, it is my opinion that the implementation of the Proposal would require Abbott to breach its contractual obligations under the confidentiality provision of the consulting agreement in violation of Illinois law. Therefore, the Proposal is excludable under Rules 14a-8(i)(2) and 14a-8(i)(6).

II. The Proposal may be excluded under Rule 14a-8(i)(3) because it is false and misleading to Abbott's shareholders.

Rule 14a-8(i)(3) allows the exclusion of a shareholder proposal if the proposal or statement is contrary to any of the Commission's proxy rules or regulations. Rule 14a-9 prohibits proxy statements containing any statements that are false or misleading with respect to any material fact. In the supporting statement portion of the Proposal, the Proponents reference a statistic from The Corporate Library, providing that "the CEO received total actual compensation of over $50 million in 2007." The CEO's annual compensation is a material fact with respect to the Proposal and this statement is false and misleading. The Corporate Library recalculated the CEO's total compensation so that it is not in compliance with the calculation required by with Item 402(c) of Regulation S-K. The Proponent's reference to The Corporate Library's total provides no background regarding how the $50 million in compensation was calculated, so shareholders will remain unaware that the amount is a materially misleading departure from total compensation that is calculated in accordance with SEC rules.

By recalculating total compensation so that it is not presented in the manner required by the SEC rules, the assertion referred to in the Proponent's supporting statement misleads Abbott's shareholders into believing that Abbott's CEO is being compensated at a level significantly higher than was the case. To the extent that a shareholder attempts to compare this amount to total compensation reported by other companies in their proxy statements, the shareholder will obtain a misleading comparison because the total compensation amounts will not be equivalently calculated. The Proponent does not explain how The Corporate Library calculated total compensation of Abbott's CEO, but apparently it subtracted the amounts set forth in stock award and option award columns of the Summary Compensation Table, and substituted in their place the value realized on exercise of options and the value realized on the vesting of restricted stock awards. This is particularly misleading to the extent substantial portions of these amounts remained invested in Abbott stock, subject to the fluctuations of the stock market. In addition, the awards that were either exercised or vested in 2007 were granted in prior years. Any portion of these awards that was expensed in 2007 appears in the appropriate columns of Summary Compensation Table and is included in the total column for such table. The calculation cited in the supporting statement portion of the Proposal exaggerates the compensation received by Abbott's CEO by using a valuation methodology that differs from the SEC methodology that is applicable to all public companies in preparing their Summary Compensation Tables, preventing stockholders from accurately comparing the CEO's compensation with that of other companies. The language in the supporting statement misleads shareholders by specifically characterizing The Corporate Library's total as "total actual compensation" of Abbott's CEO for the year 2007.

The Staff has provided that exclusion is appropriate if "the company demonstrates objectively that a factual statement is materially false or misleading." Staff Legal Bulletin No. 14B, part B.4 (September 15, 2004). The Staff has highlighted a concern that shareholders be able to "assess the context in which the source present[s] the information." Staff Legal Bulletin No. 14B, part B.1. The Corporate Library total referred to in the Proponent's supporting statement misleads shareholders regarding the extent to which Abbott compensates its CEO. The Proposal fails to disclose that the methodology used to derive such a total departs from the valuation methodology required to be used in the Summary Compensation Table as mandated by the SEC rules. It should therefore be excluded. Alternatively, at the least, the supporting statement referencing The Corporate Library is excludable. The Staff has previously required deletion or modification of a particular supporting statement that is false or misleading to shareholders with respect to a material fact. *See Nicor, Inc.* (January 16, 2004), *J.P. Morgan &*

Chase Co. (March 10, 2003), *Southwest Airlines Co.* (January 27, 2003), *Occidental Petroleum Corporation* (March 8, 2002) and *Kellogg Company* (March 11, 2000).

III. The Proposal may be excluded under Rule 14a-8(i)(10) because it has been substantially implemented.

Rule 14a-8(i)(10) authorizes a company to exclude a shareholder proposal if the company has "substantially implemented" the action requested. According to the Commission, this Rule "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Release No. 34-12598 (July 7, 1976). A proposal need not be "fully effected" by a company to meet the threshold for substantial implementation. *See Exchange Act Release No. 34-40018* (May 21, 1998) and *Exchange Act Release No. 34-20091* (August 16, 1983).

The Proposal seeks additional disclosure regarding Abbott's relationship with its compensation consultants. Under Item 407(e)(3)(iii) of Regulation S-K ("Item 407(e)(3)"), a company must disclose, among other things the nature and scope of the compensation consultant's assignment, as well as the "material elements of the instructions or directions given to the consultants with respect to the performance of their duties under the engagement." To the extent that a compensation consultant plays a material role in a company's compensation-setting practice and decisions, that role should be discussed in the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K. *See* Questions 118.06 and 133.08 of the Staff's Compliance & Disclosure Interpretations regarding Regulation S-K (July 3, 2008). The Staff has previously found proposals excludable under Rule 14a-8(i)(10) when the proposal included matters substantially required by Regulation S-K. *See Bank of America Corporation* (January 14, 2008), *Wal-Mart Stores, Inc.* (May 14, 2007 and March 28, 2007), *Honeywell International Inc.* (February 21, 2007) and *Verizon Communications Inc.* (February 21, 2007).

Abbott disclosed the following information regarding its compensation consultants in its proxy materials for the 2008 meeting of shareholders:

> The compensation committee has engaged Hewitt Associates LLC, as its independent compensation consultant to provide counsel and advice on executive and non-employee director compensation matters and has instructed Hewitt to provide information and advice regarding the peer groups against which performance and pay should be examined, the financial metrics to be used to assess Abbott's relative performance, the competitive long-term incentive practices in the market place, and compensation levels relative to market practice.

In addition to this disclosure, Abbott also included the following disclosures in its Compensation Discussion and Analysis and its Compensation Committee Report that provide insight on the services provided by the compensation consultants:

- "Based upon the advice of its independent compensation consultant, and its own review, the Committee determined that total shareholder return, earnings per share, return on equity, and return on net assets were appropriate performance measures."

- "Based on the Committee's assessment of this performance, the goals of the company's long-term incentive program, each individual's relative performance against his or her pre-determined goals, current outstanding awards held by named officers and the recommendation of its independent compensation consultant, the Committee delivered long-term incentive awards that were, in aggregate, near the top quartile of the health care peer group."

- "Further, the Committee determined in 2007, based on changing market practice, input from its independent compensation consultant and to align with recommendations of institutional shareholders, the long-term incentive award for named officers should be in the form of 50% stock options and 50% performance-vested shares."

- "In establishing criteria for performance vesting shares, the Committee considered the recommendation of its independent compensation consultant, and the fact that the secondary comparison of "High-Performance Companies" is currently defined by five-year average return on equity of 18% or greater."

- "Independent compensation consultants confirm that the level of payments provided under the [change in control agreements with Messrs. Liepmann, Tyree, and Fussell] is consistent with current market practice."

- "The Compensation Committee of the Board is primarily responsible for reviewing, approving and overseeing Abbott's compensation plans and practices, and works with management and the committee's independent consultant to establish Abbott's executive compensation philosophy and programs."

Abbott believes that through these disclosures made in compliance with the disclosure rules adopted by the Commission, Abbott has substantially implemented the Proposal.

IV. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from Abbott's 2009 proxy materials. To the extent that the reasons set forth in this letter are based on matters of law, pursuant to Rule 14a-8(i)(2)(iii), this letter also constitutes an opinion of counsel of the undersigned as an attorney licensed and admitted to practice in the State of Illinois.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the Proposal from our 2009 proxy materials, please contact me at 847.938.3591 or Steven L. Scrogham at 847.938.6166. We may also be reached by facsimile at 847.938.9492 and would appreciate it if you would send your response to us by facsimile to that number. The Proponent may be reached by contacting Mr. Sean O'Ryan by phone at 202.628.5823.

Very truly yours,

John A. Berry

John A. Berry
Divisional Vice President,
Securities and Benefits
Domestic Legal Operations

Enclosures

cc: Sean O'Ryan
United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada
901 Massachusetts Avenue, N.W.
Washington, D.C. 20001

Craig Rosenberg
ProxyVote Plus, LLC
1200 Shermer Road, Suite 216
Northbrook, IL 60062-4552

Exhibit A

Proposal

RESOLVED, that the shareholders of Abbott Laboratories ("Company") request that the Board of Directors submit a report to shareholders containing the following information related to any compensation consultant(s) that has provided advice on the compensation of the Company's senior executives within the past five years, or is engaged to provide such advice in the future:

1. A list of any non-compensation-related services provided to the Company or any subsidiary of the Company by the consultant, and the nature of those services;
2. Whether the Company has in place any policies and/or procedures regarding non-compensation-related services provided by the consultant, and a detailed description of those policies and/or procedures;
3. Any services which the consultant has provided to senior executives of the Company or to any organizations that the Company's senior executives are affiliated with, and the nature of those services;
4. The total fees paid annually by the Company to the consultant for compensation-related services and non-compensation-related services.

The report should be prepared at reasonable cost, omit proprietary information, and be distributed in the manner deemed most efficient by the Company.

Supporting Statement:

To ensure that executive compensation is aligned with the long-term interests of shareholders, we believe executive compensation issues should be decided by a committee of independent directors with access to unbiased advice and analyses. Our Company's proxy statement does not disclose enough information to allow shareholders to assess its compensation consultant's independence.

Questions have been raised about the independence of compensation consultants in relation to escalating executive compensation and additional business relationships the consultant may have with the company. "When a consultant does other work for the company, it creates either the actual danger or perceived danger of a conflict of interest," said Charles Elson, director of the John L. Weinberg Center for Corporate Governance at the University of Delaware. (*Lifting the Lid: Boards wary of CEO pay advisers' conflicts*, Yahoo! Finance, April 21, 2006)

We believe there is a strong case for full disclosure of compensation consultant services at our Company. The Corporate Library states that the CEO received total actual compensation of over $50 million in 2007 and identifies his compensation as a "Very High Concern."

In March 2007 the Council of Institutional Investors adopted guidelines stating that compensation consultants should be independent and that companies should disclose any other services provided by the consultant firm. Compensation consultant independence has been raised as a serious issue by the Business Roundtable, the National Association of Corporate Directors, the House Committee on Oversight and Government Reform, and a coalition of investors led by the Connecticut State Pension Fund. Prominent companies including Procter &

Gamble, ExxonMobil, Pfizer and ConocoPhillips have adopted policies to ensure compensation consultant independence.

Full disclosure of our Company's relationships with its compensation consultant will help ensure that executive compensation decisions are rendered independently and in shareholders' interests.

Exhibit B

Correspondence

PROXYVOTE PLUS, LLC
1100 SHERMER ROAD, STE 216 NORTHBROOK, IL 60062
(847)205-0275 FAX(847)205-0293

FACSIMILE TRANSMITTAL SHEET

TO: Laura J. Schumacher	FROM: Catherine Benedict
COMPANY: Abbott Laboratories	DATE: 11/14/08
FAX NUMBER: 847-937-3966	TOTAL NO. OF PAGES INCLUDING COVER: 5
PHONE NUMBER:	SENDER'S REFERENCE NUMBER:
RE: Shareholder Proposal	CC:

(URGENT (FOR REVIEW (PLEASE COMMENT (PLEASE REPLY (PLEASE RECYCLE

RECEIVED
NOV 14 2008
LAURA J. SCHUMACHER

ProxyVote **Plus**, LLC

November 14, 2008

VIA FACSIMILE: 847-937-3966

Laura J. Schumacher
Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

Re: Shareholder Proposal

Dear Ms. Schumacher:

ProxyVote Plus has been retained to advise the United Association S&P 500 Index Fund on corporate governance matters. Enclosed please find the Certificate of the Fund's Chief Compliance Officer evidencing ProxyVote Plus's authority to represent the Fund with regard to this proposal. On behalf of the United Association S&P 500 Index Fund, I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Abbott Laboratories ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations. The Proposal is being submitted in order to promote an enhanced corporate governance system at the Company.

The Fund is the beneficial owner of Company stock valued in excess of $2,000 in market value that it has held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

If you have any questions or wish to discuss the Proposal, please contact Mr. Sean O'Ryan, 202-628-5823, United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada, 901 Massachusetts Avenue, N.W., Washington, D.C. 20001. Copies of correspondence should be forwarded to Mr. Sean O'Ryan. Thank you.

Sincerely,
Craig Rosenberg /CB
Craig Rosenberg

cc: Mr. Sean O'Ryan, United Association

1200 Shermer Road, Suite 216
Northbrook, IL 60062-4552
PH: 847.205.0275
FX: 847.205.0293
www.proxyvoteplus.com

* Not part of proposal

THE ADVISORS' INNER CIRCLE FUND
CERTIFICATE OF CHIEF COMPLIANCE OFFICER

I, Russell Emery, Chief Compliance Officer of The Advisors' Inner Circle Fund (the "Trust"), am the chief compliance officer responsible for overseeing the compliance policies and procedures of the Trust and ensuring the Trust's compliance with all regulatory requirements. I hereby certify that:

1. The Trust is an open-end management company established under Massachusetts law as a Massachusetts business trust under a Declaration of Trust dated July 18, 1991, as amended February 18, 1997;

2. The UA S&P 500 Index Fund (the "Fund") is a separate series of the Trust and is classified as a diversified investment company under the Investment Company Act of 1940, as amended.

3. At the May 20, 2003 Board of Trustees meeting of the Trust, the Board approved the appointment of ProxyVote Plus, LLC ("ProxyVote Plus") as proxy voting agent for the Trust with respect to the Fund.

4. The Trust, on behalf of the Fund, entered into a Proxy Voting Services Agreement with ProxyVote Plus dated January 5, 2004 (the "Agreement"), pursuant to which the Trust appointed ProxyVote Plus to act as the Fund's agent in exercising the proxy voting rights appurtenant to securities held by the Fund in a manner consistent with the policies adopted by ProxyVote Plus LLC and permitting ProxyVote Plus to initiate shareholder proposals on the Fund's behalf in cases where ProxyVote Plus reasonably believes that such proposals are in the best interests of the Fund's shareholders.

5. The Agreement became effective on January 5, 2004 and will remain in effect until terminated by either party upon 30 days' written notice or may be terminated immediately in the event of fraud, embezzlement or misrepresentation on the part of ProxyVote Plus, its employees or agents.

By: Russell Emery
Russell Emery,
Chief Compliance Officer,
The Advisors' Inner Circle Fund

Date: 9/28/07

RESOLVED, that the shareholders of Abbott Laboratories ("Company") request that the Board of Directors submit a report to shareholders, which would provide the following information related to any compensation consultant(s) that has provided advice on the compensation of the Company's senior executives within the past five years, or is engaged to provide such advice in the future:

1. A list of any non-compensation-related services provided to the Company or any subsidiary of the Company by the consultant, and the nature of those services;
2. Whether the Company has in place any policies and/or procedures regarding non-compensation-related services provided by the consultant, and a detailed description of those policies and/or procedures;
3. Any services which the consultant has provided to senior executives of the Company or to any organizations that the Company's senior executives are affiliated with, and the nature of those services;
4. The total fees paid annually by the Company to the consultant for compensation-related services and non-compensation-related services.

The report should be prepared at reasonable cost, omit proprietary information, and be distributed in the manner deemed most efficient by the Company.

Supporting Statement:

To ensure that executive compensation is aligned with the long-term interests of shareholders, we believe executive compensation issues should be decided by a committee of independent directors who have access to unbiased advice and analyses. Our Company's proxy statement discloses that our Company uses Hewitt Associates as a compensation consultant. However, it does not disclose enough information to allow shareholders to assess the consultant's independence.

Questions have been raised about the independence of compensation consultants in relation to escalating executive compensation and additional business relationships the consultant may have with the company. "When a consultant does other work for the company, it creates either the actual danger or perceived danger of a conflict of interest," said Charles Elson, director of the John L. Weinberg Center for Corporate Governance at the University of Delaware. (*Lifting the Lid: Boards wary of CEO pay advisers' conflicts*, Yahoo! Finance, April 21, 2008)

We believe there is a strong case for full disclosure of compensation consultant services at our Company. The Corporate Library states that our CEO received total actual compensation of over $50 million in 2007 and has identified his compensation as a "Very High Concern."

In March 2007 the Council of Institutional Investors adopted guidelines stating that compensation consultants should be independent and that companies should disclose any other services provided by the consultant firm. Compensation consultant independence has been raised as a serious issue by the Business Roundtable, the

National Association of Corporate Directors, the House Committee on Oversight and Government Reform, and a coalition of investors led by the Connecticut State Pension Fund. Prominent companies including Procter & Gamble, ExxonMobil, Pfizer, ConocoPhillips, and Home Depot have adopted policies to ensure compensation consultant independence.

Full disclosure of our Company's relationships with its compensation consultant will help ensure that executive compensation decisions are rendered independently and in shareholders' interests.

NationalCity.

National City Bank
National City Center
P.O. Box 5756
Cleveland, OH 44101-0756
(216) 222-2000

November 21, 2008

VIA FACSIMILE: 847-937-3966

Laura J. Schumacher
Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

Re: Shareholder Proposal

Dear Ms. Schumacher:

National City is the record holder for 29,920 shares of the Abbott Laboratories ("Company") common stock held for the benefit of the United Association S&P 500 Index Fund ("Fund"). The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

Sincerely,

Ellen A. Hughes, AVP
Administrative Officer

CC Catherine Benedict, Proxy Vote Plus

RECEIVED
DEC 0 5 2008
LAURA J. SCHUMACHER

Steven L. Scrogham
Counsel

Abbott Laboratories
Securities and Benefits
Dept. 032L, Bldg. AP6A-2
100 Abbott Park Road
Abbott Park, IL 60064-6011

Tel: (847) 938-6166
Fax: (847) 938-9492
E-mail: steven.scrogham@abbott.com

November 24, 2008

Via Federal Express

Craig Rosenberg
United Association S&P 500 Index Fund
ProxyVote Plus LLC
1200 Shermer Road, Suite 216
Northbrook, IL 60062-4552

Dear Mr. Rosenberg:

This letter acknowledges receipt of your shareholder proposal. Our 2009 Shareholders Meeting is currently scheduled to be held on Friday, April 24, 2009.

We note that your proposal as submitted to us contains more than 500 words. Rule 14a-8 of the Securities Exchange Act of 1934 sets a 500-word limitation for shareholder proposals. Should you intend your proposal to be included in Abbott's proxy statement, please submit a revised proposal that does not exceed the word limitation as soon as possible, but in any event so that it is postmarked or transmitted via facsimile by December 8, 2008.

Additionally, Rule 14a-8 requires you submit verification of stock ownership. We await proof of stock ownership. Please submit that as soon as possible, but in any event so that it is postmarked or transmitted via facsimile by December 8, 2008.

Please let me know if you should have any questions. Thank you.

Very truly yours,

Steven L. Scrogham

cc: John A. Berry

Mr. Sean O'Ryan

Abbott
A Promise for Life

ProxyVote **Plus**, LLC

December 1, 2008

VIA FACSIMILE: 847-938-9492

Mr. Steven L. Scrogham
Counsel
Abbott Laboratories
Securities and Benefits
Dept. 032L, Bldg. AP6A-2
100 Abbott Park Road
Abbott Park, Illinois 60064-6011

Re: Shareholder Proposal

Dear Mr. Scrogham:

We are in receipt of your letter dated November 24, 2008, written in response to the shareholder proposal that we submitted on behalf of the United Association S&P 500 Index Fund on November 14, 2008.

Your letter states that the proposal which we submitted exceeds the 500 word limit mandated by Rule 14a-8 of the Securities Exchange Act of 1934. Our records indicate that the proposal we submitted was 491 words long, so we feel that we were in compliance with Rule 14a-8. However, we have shortened our proposal to 473 words. The revised proposal is attached.

Your letter also requested verification of stock ownership. Please be assured that verification will be provided in a timely fashion.

Sincerely,

Craig Rosenberg / CB

Craig Rosenberg

cc: Ms. Laura J. Schumacher, Secretary, Abbott Laboratories
Mr. Sean O'Ryan, United Association

1200 Shermer Road, Suite 216
Northbrook, IL 60062-4552
PH: 847.205.0275
FX: 847.205.0293
www.proxyvoteplus.com

PROXYVOTE PLUS, LLC

1200 SHERMER ROAD, STE 216 NORTHBROOK, IL 60062

(847)205-0275 FAX(847)205-0293

FACSIMILE TRANSMITTAL SHEET

TO: Mr. Steven L. Scrogham	FROM: Catherine Benedict
COMPANY: Abbott Laboratories	DATE: 12/1/08
FAX NUMBER: 847-938-9492	TOTAL NO. OF PAGES INCLUDING COVER: 4
PHONE NUMBER:	SENDER'S REFERENCE NUMBER:
RE: Shareholder Proposal	CC:

(URGENT (FOR REVIEW (PLEASE COMMENT (PLEASE REPLY (PLEASE RECYCLE

RESOLVED, that the shareholders of Abbott Laboratories ("Company") request that the Board of Directors submit a report to shareholders containing the following information related to any compensation consultant(s) that has provided advice on the compensation of the Company's senior executives within the past five years, or is engaged to provide such advice in the future:

1. A list of any non-compensation-related services provided to the Company or any subsidiary of the Company by the consultant, and the nature of those services;
2. Whether the Company has in place any policies and/or procedures regarding non-compensation-related services provided by the consultant, and a detailed description of those policies and/or procedures;
3. Any services which the consultant has provided to senior executives of the Company or to any organizations that the Company's senior executives are affiliated with, and the nature of those services;
4. The total fees paid annually by the Company to the consultant for compensation-related services and non-compensation-related services.

The report should be prepared at reasonable cost, omit proprietary information, and be distributed in the manner deemed most efficient by the Company.

Supporting Statement:

To ensure that executive compensation is aligned with the long-term interests of shareholders, we believe executive compensation issues should be decided by a committee of independent directors with access to unbiased advice and analyses. Our Company's proxy statement does not disclose enough information to allow shareholders to assess its compensation consultant's independence.

Questions have been raised about the independence of compensation consultants in relation to escalating executive compensation and additional business relationships the consultant may have with the company. "When a consultant does other work for the company, it creates either the actual danger or perceived danger of a conflict of interest," said Charles Elson, director of the John L. Weinberg Center for Corporate Governance at the University of Delaware. (*Lifting the Lid: Boards wary of CEO pay advisers' conflicts*, Yahoo! Finance, April 21, 2006)

We believe there is a strong case for full disclosure of compensation consultant services at our Company. The Corporate Library states that the CEO received total actual compensation of over $50 million in 2007 and identifies his compensation as a "Very High Concern."

In March 2007 the Council of Institutional Investors adopted guidelines stating that compensation consultants should be independent and that companies should disclose any other services provided by the consultant firm. Compensation consultant independence has been raised as a serious issue by the Business Roundtable, the National Association of Corporate Directors, the House Committee on Oversight and

Government Reform, and a coalition of investors led by the Connecticut State Pension Fund. Prominent companies including Procter & Gamble, ExxonMobil, Pfizer, and ConocoPhillips have adopted policies to ensure compensation consultant independence.

Full disclosure of our Company's relationships with its compensation consultant will help ensure that executive compensation decisions are rendered independently and in shareholders' interests.

Steven L. Scrogham
Counsel

Abbott Laboratories
Securities and Benefits
Dept. 032L, Bldg. AP6A-2
100 Abbott Park Road
Abbott Park, IL 60064-6011

Tel: (847) 938-8166
Fax: (847) 938-9492
E-mail: steven.scrogham@abbott.com

December 3, 2008

Via Federal Express

Craig Rosenberg
United Association S&P 500 Index Fund
ProxyVote Plus LLC
1200 Shermer Road, Suite 216
Northbrook, IL 60062-4552

Dear Mr. Rosenberg:

This letter acknowledges receipt of your revised shareholder proposal. Our 2009 Shareholders Meeting is currently scheduled to be held on Friday, April 24, 2009.

Abbott has not yet reviewed the proposal to determine if it complies with the other requirements for shareholder proposals found in Rules 14a-8 and 14a-9 of the Securities Exchange Act of 1934 and reserves the right to do so.

We await proof of stock ownership. Please submit that as soon as possible, but in any event so that it is postmarked or transmitted via facsimile by December 8, 2008.

Please let me know if you should have any questions. Thank you.

Very truly yours,

Steven L. Scrogham

cc: John A. Berry

Mr. Sean O'Ryan

Abbott
A Promise for Life

Exhibit C

Excerpts from Consulting Agreement

Master Consulting Agreement

This Master Consulting Agreement ("Agreement") is between Abbott Laboratories ("Abbott") with its principal place of business located at 200 Abbott Park Road, Abbott Park, Illinois 60064 and Hewitt Associates LLC ("Company") with its principal place of business at 100 Half Day Road, Lincolnshire, Illinois 60069. Abbott desires to retain Company as a consultant and Company desires to provide consulting services based upon the following terms and conditions:

1. <u>Consulting Services</u>. . . . Each SOW shall set forth: (a) a description of the Services and Deliverables (as defined in Section 9(a)); (b) specifications for the Services and Deliverables; (c) a projected timetable, including any milestones or deadlines; (d) fees and payment schedules; (e) any additional duties or responsibilities of the parties in connection with the Services; (f) other terms consistent with this Agreement. . . .

. . .

8. **<u>Confidential Information</u>.**

(a) . . .

(b) For the purposes of this Agreement, "Confidential Information" includes: (i) the terms of this Agreement (including any SOWs); (ii) Abbott Information; (iii) Company Information (as defined in Section 9); (iv) oral and written information designated by a party as confidential prior to the other party obtaining access thereto; and (v) oral and written information which should reasonably be deemed confidential by the recipient whether or not such information is designated as confidential. Each party's respective Confidential Information will remain its sole and exclusive property.

(c) Each party will use reasonable efforts to cause its employees to minimize distribution and duplication and prevent unauthorized disclosure of the Confidential Information of the other party. Each party agrees that only employees who have a need to know the Confidential Information of the other party will receive such Confidential Information. No party will disclose the other party's Confidential Information to a third party without the prior written consent of the other party, which consent may be conditioned upon the execution of a confidentiality agreement reasonably acceptable to the owner of the Confidential Information, except that Company may use Abbott's Confidential Information in combination with other data for statistical or analytical purposes provided that no such Abbott Confidential Information is identifiable by Abbott or Abbott employee and that either party may disclose the other party's Confidential Information to its legal counsel and auditors. Company may also disclose

Abbott's Confidential Information to any subcontractor or, as instructed by Abbott, to any other third party providing services to Abbott under this Agreement as reasonably necessary for such subcontractor or third party to perform its services, provided that any such subcontractor is subject to substantially similar terms and conditions as set forth herein with regards to disclosing such Confidential Information.

(d) Confidential Information does not include information if and to the extent such information:

(i) is known to the receiving party on a non-confidential basis before receipt thereof under this Agreement, as evidenced by the receiving party's written records;

(ii) is disclosed to the receiving party after acceptance of this Agreement by a third party who has a right to make such disclosure in a non-confidential manner;

(iii) is or becomes part of the public domain through no fault of the receiving party;

(iv) was already known by or available to the receiving party prior to the disclosure by the disclosing party; or

(v) has already been or is hereafter independently acquired or developed by the receiving party without violating any confidentiality agreement with or other obligation to the party who disclosed the information.

(e) Nothing in this Agreement shall be construed to restrict the receiving party from disclosing Confidential Information as required by law or court order or other governmental order or request, provided in each case the receiving party requested to make such disclosure shall timely inform the disclosing party to allow the disclosing party to seek an appropriate confidentiality agreement, protective order, or modification of any disclosure, and the receiving party will reasonably cooperate in such efforts and use all reasonable efforts to limit the disclosure and maintain the confidentiality of such Confidential Information to the extent possible.

(f) For purposes of this Section 8, the "disclosing party" is the party to this Agreement (Abbott or Company) that owns or otherwise controls the disclosed Confidential Information, and the "receiving party" is the party to this Agreement that has received the disclosing party's Confidential Information.

. . .

20. __Governing Law/. . .__. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois, excluding its conflicts of laws provisions. . . .

END